                                                                     EXHIBIT 5.1


                  [STRADLING YOCCA CARLSON & RAUTH LETTERHEAD]

                                 August 20, 2001

Fidelity National Financial, Inc.
17911 Von Karman Avenue
Irvine, California  93110

        Re:  Public Offering of 7.30% Notes due August 15, 2011

Ladies and Gentlemen:

        We have acted as counsel for Fidelity National Financial, Inc., a Delaware corporation (the "Company"), in connection with the execution and delivery by the Company of that certain Underwriting Agreement, dated August 13, 2001 (the "Underwriting Agreement"), by and among the Company and Lehman Brothers Inc., Banc of America Securities LLC, and Bear Stearns & Co. Inc. (collectively, the "Underwriters"), pursuant to which the Underwriters severally agreed to purchase $250,000,000 aggregate principal amount of the Company's 7.30% Notes due August 15, 2011 (the "Notes"). This Opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K promulgated under the Securities Act.

        The issuance of the Notes has been registered with the Commission under the Securities Act pursuant to a Registration Statement filed with the Commission on March 30, 2001, as amended by Amendment No. 1 thereto filed on April 19, 2001 (collectively, the "Registration Statement").

        In connection with the preparation of this opinion, we have examined such documents and considered such questions of law as we have deemed necessary or appropriate. We have assumed that there are no other documents or agreements between the Company and the Underwriters which would expand or otherwise modify the respective rights and obligations of the Company and the Underwriters as set forth in the Underwriting Agreement and the documents required or contemplated thereby.

        We have assumed the authenticity of all documents submitted to us as originals, the conformity with originals of all documents submitted to us as copies, and the genuineness of all signatures (other than signatures of officers of the Company). We have also assumed that, with respect to all parties to agreements or instruments relevant hereto (other than the Company), such parties had the requisite power and authority to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action, executed and delivered by such parties, and that such agreements or instruments are the valid, binding and enforceable obligations of such parties.

        As to questions of fact material to our opinions, we have relied upon the representations of each party made in the Underwriting Agreement and the other documents and certificates delivered in connection therewith, certificates of officers of the Company, and certificates and advices of public officials.

        Based upon the foregoing, we are of the opinion that the Notes were validly issued, fully-paid and non-assessable and are the legal, valid and binding obligations of the Company enforceable against it in accordance with their terms, except as the enforceability thereof may be subject to or limited by (a) bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws relating to or affecting the rights of creditors and (b) general equitable principles, regardless of whether the issue of enforceability is considered in a proceeding in equity or at law.

        We consent to the use of this Opinion as an exhibit to the Registration Statement.

                                        Very truly yours,

                                        STRADLING YOCCA CARLSON & RAUTH


                                        /s/  Stradling Yocca Carlson & Rauth